UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 19, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sequans Communications S.A.
File No. 005-86632 - CTR#4016

Sequans Communications S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit (c)(5) to a Schedule 13E-3 filed on September 11, 2023, and amended on October 4 and 5, 2023.

Based on representations by Sequans Communications S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit (c)(5)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance